UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                              FORM 11-K





(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

      For the fiscal year end December 31, 1998
                              -----------------

                                  OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from ___________ to ___________




                  US Airways, Inc. 401(k) Savings Plan
                      (Full title of the plan)

                        US Airways Group, Inc.
      (Issuer of securities held pursuant to the plan noted above)

                2345 Crystal Drive, Arlington, VA 22227
                (Address of principal executive offices)


                   Commission file number:  1-8444


























                           US Airways, Inc.
                         401(k) Savings Plan

                        Financial Statements
                     and Supplemental Schedules

                     December 31, 1998 and 1997

                    (With Independent Auditors'
                           Report Thereon)



























                         US Airways, Inc.
                       401(k) Savings Plan








                           Table of Contents
                           -----------------




                                                             Page
                                                             ----

Independent Auditors' Report                                    1

Financial Statements

     Statements of Net Assets Available for Plan
       Benefits as of December 31, 1998 and 1997                2

     Statements of Changes in Net Assets Available
       for Plan Benefits for the years ended
       December 31, 1998 and 1997                               3

     Notes to Financial Statements                         4 - 15

Supplemental Schedule I - Item 27a

     Schedule of Assets Held for Investment Purposes
       as of December 31, 1998                            16 - 17

Supplemental Schedule II - Item 27d

     Schedule of Reportable Transactions for the year
       ended December 31, 1998                                 18

Signature                                                      19

Exhibit  23

     Consent of Independent Auditors                           20





















                  Independent Auditors' Report


The Plan Administrator and Participants
US Airways, Inc. 401(k) Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the US Airways, Inc. 401(k) Savings Plan (the Plan), as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Washington, D.C.                                             KPMG
June 11, 1999

                           US Airways, Inc.
                         401(k) Savings Plan

         Statements of Net Assets Available for Plan Benefits
         ----------------------------------------------------

                                                 December 31,
                                             --------------------
                                             1998            1997
                                             ----            ----
Assets
  Investments:
    At fair value:
      Shares of registered investment
        companies:
          Fidelity Magellan Fund       $   335,334,685   $ 239,942,434
          Fidelity Equity Income Fund 166,665,398 165,244,527 Fidelity Spartan U.S. Equity
            Index Portfolio                111,140,435      73,411,088
          Capital Growth Mix Portfolio 56,326,673 45,313,907 MAS Domestic Fixed Income
            Portfolio Institutional         24,729,470               -
          Fidelity Intermediate Bond Fund            -      21,419,128
          Neuberger & Berman Guardian Trust 18,627,942      21,248,359
          Moderation Mix Portfolio          16,367,503      13,397,985
          Income Mix Portfolio               4,475,139       2,714,770
          T. Rowe Price Small Cap
            Stock Fund                       2,782,269               -
          Putnam International
            Growth A Fund                    1,610,797               -
      US Airways Common Stock Fund         213,193,003     207,438,910
      Fidelity Retirement Government
            Money Market Portfolio          47,021,361      42,444,074
      Participant loans                     34,694,947      26,715,794
                                         -------------     -----------
                                         1,032,969,622     859,290,976

    At contract value:
      Fixed Income Fund                     39,820,570      36,141,816
                                         -------------     -----------
       Total investments                 1,072,790,192     895,432,792
                                         -------------     -----------

  Receivables:
    Participant contributions                1,629,532       4,958,566
    Employer contributions                     114,658         235,042
                                         -------------     -----------
       Total receivables                     1,744,190       5,193,608
                                         -------------     -----------
           Total assets                  1,074,534,382     900,626,400
                                         -------------     -----------
Liabilities
  Accrued expenses                              64,848          63,237
                                         -------------     -----------
       Total liabilities                        64,848          63,237
                                         -------------     -----------
Net assets available for plan benefits $ 1,074,469,534   $ 900,563,163
                                         =============     ===========

See accompanying Notes to Financial Statements.

                           US Airways, Inc.
                         401(k) Savings Plan


    Statements of Changes in Net Assets Available for Plan Benefits
    ---------------------------------------------------------------

                                            Years ended December 31,
                                            ------------------------
                                              1998            1997
                                              ----            ----
Additions to net assets attributable to:
  Net appreciation in fair value
    of investments                      $   72,923,196  $ 203,502,580
  Investment income                         35,240,886     33,223,449
  Interest income on participant
    loans                                    2,707,277      1,847,899
  Participant contributions                 80,591,535     82,058,710
  Employer contributions                     6,026,531      5,757,899
  Rollover contributions                       400,860        227,185
                                           -----------    -----------
        Total additions                    197,890,285    326,617,722
                                           -----------    -----------

Deductions from net assets attributable to:
  Benefits paid to participants             23,718,856     11,984,242
  Administrative expenses                      264,923        227,155
                                           -----------    -----------
        Total deductions                    23,983,779     12,211,397
                                           -----------    -----------
          Net increase                     173,906,506    314,406,325

Net assets available for plan benefits:
  Beginning of year                        900,563,163    586,158,845
  Transfer to the US Airways, Inc.
    Employee Savings Plan                         (135)        (2,007)
                                         -------------    -----------
  End of year                           $1,074,469,534  $ 900,563,163
                                         =============    ===========


















See accompanying Notes to Financial Statements.

                         US Airways, Inc.
                       401(k) Savings Plan

                  Notes to Financial Statements
                  -----------------------------


1.  Description of Plan

The following description of the US Airways, Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan intended to be a qualified cash or deferred compensation arrangement under Section 401(k) of the Internal Revenue Code (IRC), as amended and to qualify under Section 401(a) of the IRC. The Plan was established effective September 1, 1988 to provide retirement income to employees of US Airways, Inc. (US Airways or the Company). In general, employees of US Airways, who are covered by a collective bargaining agreement which provides for their participation in the Plan, with at least 90 days of service, are eligible to participate except for those individuals not covered under the United States income tax laws and those individuals who are participants in another 401(k) plan sponsored by US Airways. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

US Airways, the plan administrator, is responsible for the content and issuance of the Plan's financial statements. US Airways Group, Inc. (US Airways Group), is the issuer of certain common stock securities held pursuant to the Plan.

(b)  Contributions

Eligible US Airways employees electing to participate in the Plan make contributions to the Plan via payroll deductions. Each year Plan participants may contribute up to 15 percent of pre-tax annual compensation, as defined in the Plan, unless the participant is classified as a highly compensated employee, as defined by the IRC. The contribution percentage may not exceed a certain percentage of pre-tax annual compensation as determined by the plan administrator, if the participant is a highly compensated employee. The amount of contribution that may be made by a participant to the Plan shall be a whole percentage of a participant's compensation. Individual participant contributions for 1998 and 1997 could not exceed the statutory limit of $10,000 per year.

The Company will make a 50% matching contribution each payroll period, up to two percent of compensation for those participants who are represented by the International Association of Machinists and Aerospace Workers (the
IAM).

                         US Airways, Inc.
                       401(k) Savings Plan

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

(c)  Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon. The Company's matching contributions, plus actual earnings thereon, become 100 percent vested after two years of continuous service.

(d)  Investment Options

The Company selects the number and type of investment options available. Fidelity Institutional Retirement Services Company, the Plan's Recordkeeper, is responsible for maintaining an account balance for each participant. Fidelity Management Trust Company is the Plan Trustee. Each participant instructs the Recordkeeper how to allocate their participant and Company contributions. Participants may invest their contributions in any combination among the investment options available in increments of five percent. If a participant fails to instruct the Recordkeeper on how to allocate the contributions, then their contributions will be invested in a cash equivalent fund, such as the Fidelity Retirement Government Money Market Portfolio.

The Recordkeeper values account balances daily. Each account balance is based on the value of the underlying investments in each account.
Generally, participants may elect to change how future contributions are allocated or may transfer current account balances among investment options.

As of December 31, 1998, the Company offered thirteen investment options in the form of ten individual investment options and three diversified portfolio mixes, which are pre-selected combinations of mutual funds. The thirteen options available to participants are as follows:

Fidelity Magellan Fund - The fund primarily invests in common stocks and securities of both well-known and lesser known companies with potentially above-average growth potential. Securities may be of foreign, domestic and multinational companies.

US Airways Common Stock Fund - A fund comprised primarily of US Airways Group, Inc. (Group) common stock purchased on the open market or directly from Group at market prices. A small percentage of the fund is invested in short-term liquid investments. Company contributions cannot be invested in this fund, in accordance with the Plan document. In addition, officers of the Company are not permitted to invest their contributions in this Fund. Effective November 28, 1997 participants who exchange out of this fund to other investment options cannot exchange into the fund for a period of 30 calendar days.

                          US Airways, Inc.
                       401(k) Savings Plan

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

Fidelity Equity Income Fund - The fund seeks reasonable income by investing primarily in common and preferred stocks. The fund also invests in bonds and convertible securities.

Fidelity Spartan U.S. Equity Index Portfolio - The portfolio seeks growth and income by matching the composition and total return of the Standard & Poor's Daily Stock Price Index of 500 common stocks.

Capital Growth Mix Portfolio - A diversified portfolio mix comprised of 80% equity securities and 20% fixed income securities. The equity securities are invested 20% in the Fidelity Equity Income Fund, approximately 15% in the Fidelity OTC Portfolio, approximately 30% in the Fidelity Magellan Fund and approximately 15% in the Fidelity Overseas Fund. The fixed income securities are invested in the Fidelity
Intermediate Bond Fund.

Fidelity Retirement Government Money Market Portfolio - Investments are made in obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities.

MAS Domestic Fixed Income Portfolio Institutional - The portfolio seeks to provide above-average total returns from both income and price appreciation by investing in U.S. government securities, and other U.S. investment-grade fixed income securities. The Portfolio's average duration is generally between five and seven years.

Neuberger & Berman Guardian Trust - The fund primarily invests in stocks of established, high-quality companies considered to be undervalued.

Moderation Mix Portfolio - A diversified portfolio mix comprised of 60% equity securities and 40% fixed income securities. The equity securities are invested approximately 20% in the Fidelity Equity Income Fund, approximately 20% in the Fidelity Spartan U.S. Equity Index Portfolio, 15% in the Fidelity Magellan Fund and approximately 5% in the Fidelity Overseas Fund. The fixed income securities are invested approximately 15% in the Fidelity Short-Term Bond Fund and approximately 25% in the Fidelity Intermediate Bond Fund.

Income Mix Portfolio - A diversified portfolio mix comprised of 20% equity securities and 80% fixed income securities. The equity securities are invested 10% in the Fidelity Equity Income Fund and 10% in the Fidelity Spartan U.S. Equity Index Portfolio. The fixed income securities are invested approximately 15% in the Fidelity Retirement Government Money Market Portfolio, approximately 35% in the Fidelity Short-Term Bond Fund and approximately 30% in the Fidelity Intermediate Bond Fund.

                        US Airways, Inc.
                       401(k) Savings Plan

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)


T. Rowe Price Small Cap Stock Fund - The fund seeks to provide long-term capital growth by investing primarily in stocks of small and medium sized companies that are believed to offer superior earnings or appear to be undervalued. Small cap stocks are those with a market capitalization of $1 billion or less at the time of investment. The fund also invests in foreign securities.

Putnam International Growth A Fund - The fund seeks capital appreciation over the long term by investing primarily in stocks of all-sized companies located outside the United States that have the potential for growth. Investments include stocks of companies that appear to be undervalued as well as inexpensive stocks of well-developed companies.

Fixed Income Fund - The fund buys high-quality investment contracts, a type of investment product offered to retirement and savings plans by insurance companies, banks, and other financial institutions. Money transferred out of the Fixed Income Fund cannot be invested in the Fidelity Retirement Government Money Market Portfolio, the Fidelity Intermediate Bond Fund or the Income Mix Portfolio for a period of 90 days because these funds are considered competitive by the insurance industry.

(e) Participant Withdrawals

All participants can borrow from their account, but may have only one loan outstanding at any given point in time. Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 (reduced by the highest outstanding loan balance from the Plan or any other plan maintained by the Company during the preceeding twelve month period) or 50 percent of their vested separate account balance as of the date of the loan. Loan transactions are treated as transfers between the investment funds and participant loans receivable. Loan terms cannot exceed five years, except for loans obtained for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing market rates for loans made under similar circumstances. Principal and interest are paid ratably through payroll deductions.

Upon approval by the plan administrator, a participant may withdraw his or her contributions from the account if it is determined that the withdrawal is necessary to meet an immediate and heavy financial need of the participant under the deemed hardship standards set forth in the Plan.

                         US Airways, Inc.
                       401(k) Savings Plan

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

(f) Payment of Benefits

Upon termination of service due to death, disability, retirement or other termination of employment, distributions to a participant or beneficiary are made as soon as reasonably practicable. If the participant's account balance is less than $5,000, a lump sum distribution is automatic upon separation. If the participant's account balance is greater than $5,000, the distribution can be deferred or provided in cash as a lump sum distribution.

(g) Forfeited Accounts

Forfeited nonvested accounts are used by the Company to reduce future employer contributions. During 1998 forfeited nonvested accounts totaled $1,042 which will be used to offset future employer contributions.

(h) Administrative expenses

Certain administrative expenses of the Plan are paid by US Airways.

2.  Summary of Accounting Policies

(a)  Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)  Investment Valuation and Income Recognition

The assets of the US Airways Common Stock Fund, Capital Growth Mix Portfolio, Moderation Mix Portfolio, Income Mix Portfolio and Fixed Income Fund are commingled with certain assets of other defined contribution plans sponsored by US Airways. The Plan's Recordkeeper separately identifies the assets of each plan participant who has an interest in the commingled funds.

Fair values for assets were determined by quoted market values, when available. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments. The Plan's investments in guaranteed investment contracts (GICs) are stated at contract value (See Note 4). Purchases and sales of investments are recorded on a trade-date basis. Interest and dividend income are recorded on the accrual basis.

                         US Airways, Inc.
                       401(k) Savings Plan

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

The value of a participant's investment in the US Airways Common Stock Fund is represented by units credited to the participant's account. The unit values were determined by the trustee. The units and unit values (rounded to the nearest whole unit and cent) of the US Airways Common Stock Fund as of the close of each quarter during 1998 and 1997 were as follows:

    1998            Number of Units               Unit Value
-----------         ---------------               ----------
March 31                  2,225,317               $   106.88
June 30                   2,415,618                   114.27
September 30              2,723,450                    73.68
December 31               2,820,013                    75.60

    1997            Number of Units               Unit Value
-----------         ---------------               ----------
March 31                  1,793,129               $    38.44
June 30                   1,976,072                    52.69
September 30              2,186,809                    61.08
December 31               2,289,865                    90.59


(c)  Payment of Benefits

Benefits are recorded as deductions when paid.

(d)  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.








           (this space intentionally left blank)

                                                             US Airways, Inc.
                                                         401(k) Savings Plan
                                                    Notes to Financial Statements
                                                    -----------------------------
                                                            (Continued)
3.    Investment Activity
        The following table represents the investment funds' and participant loans' activities, for the years ended
        December 31, 1998 and 1997:
                                                   Fidelity                                              Fidelity
                                                  Retirement                                Fidelity      Spartan        Income
                                       Fixed      Government    Fidelity     Fidelity        Equity      U.S. Equity      Mix
                                       Income    Money Market   Magellan    Intermediate     Income        Index          Port-
                                       Fund 1)   Portfolio 1)    Fund 1)    Bond Fund 1)     Fund 1)     Portfolio 1)     folio 1)
                                     -----------  -----------  ------------  -----------   ------------   -----------   ----------
Balance at December 31, 1996         $31,401,787* $38,186,803* $196,731,304* $18,833,705   $113,645,244* $ 38,666,486*  $1,953,338

Investment income                      2,118,731    2,226,126    15,596,680    1,217,334      8,931,367     1,544,508            -
Net appreciation (depreciation)
  in fair value                           31,517     (180,363)   34,872,182      175,074     28,422,885    14,752,325      230,105
Interest income on participant loans           -            -             -            -              -             -            -
Contributions                          2,927,801    5,712,128    27,310,282    2,385,700     17,517,629     8,645,886      376,513
Net exchanges between investment funds   689,818   (1,525,105)  (30,946,817)    (603,177)      (715,569)   10,580,735      248,087
Administrative expenses                  (36,261)      (7,271)      (71,927)      (1,106)       (10,950)       (2,005)      (1,280)
Benefits paid to participants           (991,308)  (2,069,612)   (3,491,621)    (587,727)    (2,527,534)     (771,412)     (91,993)
Transfers from (to) other plans             (269)     101,368       (57,649)        (675)       (18,545)       (5,435)           -
                                     -----------  -----------  ------------  -----------   ------------   -----------   ----------
Net Change in Investment Funds         4,740,029    4,257,271    43,211,130    2,585,423     51,599,283    34,744,602      761,432
                                     -----------  -----------  ------------  -----------   ------------   -----------   ----------
Balance at December 31, 1997         $36,141,816  $42,444,074  $239,942,434* $21,419,128   $165,244,527* $ 73,411,088*  $2,714,770

Investment income                      2,297,811    2,353,520    15,100,933    1,255,864      9,774,072     2,046,778            -
Net appreciation (depreciation)
  in fair value                           98,618       (9,204)   65,866,392      221,948      9,058,314    20,443,105      327,229
Interest income on participant loans           -            -             -            -              -             -            -
Contributions                          2,730,797    5,184,952    27,474,024    2,037,530     17,108,314    10,921,259      398,830
Net exchanges between investment funds   624,822      893,573    (6,929,604) (24,130,466)   (30,005,763)    6,359,367    1,191,384
Administrative expenses                  (37,817)      (8,374)      (77,766)      (1,241)       (11,107)       (2,558)      (1,714)
Benefits paid to participants         (1,881,381)  (4,458,466)   (5,914,401)    (799,241)    (4,466,317)   (2,010,136)    (155,360)
Transfers from (to) other plans         (154,096)     621,286      (127,327)      (3,522)       (36,642)      (28,468)           -
                                     -----------  -----------  ------------  -----------   ------------   -----------   ----------
Net Change in Investment Funds         3,678,754    4,577,287    95,392,251  (21,419,128)     1,420,871    37,729,347    1,760,369
                                     -----------  -----------  ------------  -----------   ------------   -----------   ----------
Balance at December 31, 1998         $39,820,570  $47,021,361  $335,334,685* $         -   $166,665,398* $111,140,435*  $4,475,139
                                     ===========  ===========  ============  ===========   ============   ===========   ==========
*  Investment fund balance represents greater than five percent of ending net assets available for plan benefits.
1) Party in interest.
                                                   (table continued on next page)

                                                                    10

                                                      US Airways, Inc.
                                                    401(k) Savings Plan
                                                Notes to Financial Statements
                                                -----------------------------
                                                            (Continued)
                                                                                                          MAS Domestic
                                     Capital                  US Airways      Neuberger                 Fixed        T. Rowe
                                      Growth      Moderation     Common        & Berman      Putnam      Income        Price
                                        Mix          Mix         Stock         Guardian  International   Portfolio   Small Cap
                                    Portfolio 1)  Portfolio 1)    Fund 1)         Trust   Growth A Fund Institutional Stock Fund
                                    -----------   -----------  ------------   -----------  -----------   ----------   ------------
Balance at December 31, 1996         $35,778,877*  $ 8,417,652  $ 72,760,893*  $ 8,880,099   $        -  $         -    $        -

Investment income                              -             -             -     1,588,703            -            -             -
Net appreciation (depreciation) in
   fair value                          7,131,298     1,994,646   115,383,065       689,846            -            -             -
Interest income on participant loans           -             -             -             -            -            -             -
Contributions                          8,568,605     2,591,523     5,755,017     3,558,606            -            -             -
Net exchanges between investment funds(5,918,600)      797,768    13,946,804     6,620,545            -            -             -
Administrative expenses                  (17,844)       (4,610)      (36,727)      (18,626)           -            -             -
Benefits paid to participants           (226,363)     (382,066)     (368,196)      (70,952)           -            -             -
Transfers from (to) other plans           (2,066)      (16,928)       (1,946)          138            -            -             -
                                     -----------   -----------  ------------   -----------  -----------   ----------  ------------
Net Change in Investment Funds         9,535,030     4,980,333   134,678,017    12,368,260            -            -             -
                                     -----------   -----------  ------------   -----------  -----------   ----------  ------------
Balance at December 31, 1997         $45,313,907*  $13,397,985  $207,438,910*  $21,248,359   $        -  $         -    $        -

Investment income                              -             -             -     1,650,732       40,077      644,574        76,525
Net appreciation (depreciation) in
   fair value                         10,122,944     2,298,018   (33,375,486)   (1,832,560)      77,099     (583,276)      210,055
Interest income on participant loans           -             -             -             -            -            -             -
Contributions                          8,324,670     2,687,760     9,569,571     3,747,720       38,258      179,699        64,960
Net exchanges between investment funds(6,742,810)   (1,461,675)   31,603,719    (5,735,779)   1,455,372   24,585,626     2,430,739
Administrative expenses                  (20,258)       (5,458)      (68,658)      (28,331)          (9)         (11)
(10)
Benefits paid to participants           (611,142)     (546,269)   (1,785,073)     (405,539)           -      (95,912)            -
Transfers from (to) other plans          (60,638)       (2,858)     (189,980)      (16,660)           -       (1,230)            -
                                     -----------   -----------  ------------   -----------  -----------   ----------  ------------
Net Change in Investment Funds        11,012,766     2,969,518     5,754,093    (2,620,417)   1,610,797   24,729,470     2,782,269
                                     -----------   -----------  ------------   -----------  -----------   ----------  ------------
Balance at December 31, 1998         $56,326,673*  $16,367,503  $213,193,003*  $18,627,942   $1,610,797  $24,729,470    $2,782,269
                                     ===========   ===========  ============   ===========  ===========   ==========  ============


*  Investment fund balance represents greater than five percent of ending net assets available for plan benefits.
1) Party in interest.

                                                  (table continued on next page)

                                                                   11

                                              US Airways, Inc.
                                            401(k) Savings Plan
                                       Notes to Financial Statements
                                       -----------------------------
                                              (Continued)
                                     Participant
                                      Loan Fund        Other        TOTAL
                                     -----------   -----------  ------------
Balance at December 31, 1996         $18,447,842    $2,454,815   $586,158,845

Investment income                              -             -     33,223,449
Net appreciation (depreciation) in
   fair value                                  -             -    203,502,580
Interest income on participant loans   1,847,899             -      1,847,899
Contributions                                  -     2,694,104     88,043,794
Net exchanges between investment funds 6,825,511             -              -
Administrative expenses                        -       (18,548)      (227,155)
Benefits paid to participants           (405,458)            -    (11,984,242)
Transfers from (to) other plans                -             -         (2,007)
                                     -----------   -----------   ------------
Net Change in Investment Funds         8,267,952     2,675,556    314,404,318
                                     -----------   -----------   ------------
Balance at December 31, 1997         $26,715,794    $5,130,371   $900,563,163

Investment income                              -             -     35,240,886
Net appreciation (depreciation)
  in fair value                                -             -     72,923,196
Interest income on participant loans   2,707,277             -      2,707,277
Contributions                                  -    (3,449,418)    87,018,926
Net exchanges between investment funds 5,861,495             -              -
Administrative expenses                        -        (1,611)      (264,923)
Benefits paid to participants           (589,619)            -    (23,718,856)
Transfers from (to) other plans                -             -           (135)
                                     -----------   -----------   ------------
Net Change in Investment Funds         7,979,153    (3,451,029)   173,906,371
                                     -----------   -----------   ------------
Balance at December 31, 1998         $34,694,947    $1,679,342 $1,074,469,534
                                     ===========  ============  =============

*  Investment fund balance represents greater than five percent of ending net assets available for plan benefits.
1) Party in interest.                             12



                         US Airways, Inc.
                       401(k) Savings Plan

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

4.   Investment Contracts with Insurance Companies

The Plan had an interest in a portfolio of GICs with certain insurance companies of $39,820,570 and $36,141,816 at December 31, 1998 and 1997,
respectively. The GICs are benefit responsive because they provide reasonable access by Plan participants to invested funds. Therefore, in accordance with the American Institute of Certified Public Accountant's Statement of Position 94-4, "Application of Fair Value and Contract Value Reporting for Defined Contribution Plan Investments," the interest in these contracts is disclosed in the financial statements at contract value which equals contributions made, plus accrued interest at the specified rate, less plan withdrawals and administrative expenses. The portfolio's contract value at December 31, 1998 and 1997 was $90,475,438 and $85,983,442, respectively. The average portfolio crediting interest rate was approximately 5.9% and 6.0% at December 31, 1998 and 1997, respectively. The portfolio average yield was approximately 6.2% and 6.1% for the years ended December 31, 1998 and 1997, respectively.

For GICs with variable rates (approximately 64% of the portfolio, as measured by contract values), crediting rates are reset either quarterly or bi-annually. Crediting rates are determined based upon the yields to maturity of the underlying assets, net of certain origination fees.

No valuation reserves were recognized related to the portfolio as all insurance companies in the portfolio had received an investment grade rating from nationally recognized rating agencies as of December 31, 1998 and 1997. The fair value of the portfolio was $90,895,034 and $85,243,181 at December 31, 1998 and 1997, respectively.

5.   Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6.   Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time subject to the provisions of ERISA and applicable collective bargaining agreements. Upon termination of the Plan, participants will become 100 percent vested in their accounts. In addition the following actions shall be taken for the benefit of participants:

                          13

                         US Airways, Inc.
                       401(k) Savings Plan

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

(a) As of the termination date, each investment fund shall be valued. In determining the net worth of the investment funds there shall be included as a liability such amounts as shall be necessary to pay all expenses in connection with the termination of the investment funds and the liquidation and distribution of the property of the funds, as well as other expenses, whether or not accrued, and shall include as an asset all accrued income.

(b) All participant accounts must be disposed of in the forms of payment available under the Plan, unless the participant's spouse consents to another form of distribution.


7.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                              December 31,
                                          -------------------
                                          1998           1997
                                          ----           ----
     Net assets available for plan
       benefits per the financial
       statements                   $1,074,469,534  $900,563,163
     Amounts allocated to
       Withdrawing participants           (425,235)     (213,984)
                                       -----------   -----------
     Net assets available for plan
       benefits per the Form 5500   $1,074,044,299  $900,349,179
                                    ==============  ============


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                   Year Ended
                                                December 31, 1998
                                                -----------------
     Benefits paid to participants per the
       financial statements                        $23,718,856
     Add:   Amounts allocated to withdrawing
            participants at December 31, 1998          425,235
     Less:  Amounts allocated to withdrawing
            participants at December 31, 1997         (213,984)
                                                    ----------
     Benefits paid to participants per the
       Form 5500                                   $23,930,107
                                                    ==========

                         14

                         US Airways, Inc.
                       401(k) Savings Plan

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.


8.  Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 22, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


9.  Transfers to the US Airways, Inc. Employee Savings Plan

Transfers to the US Airways, Inc. Employee Savings Plan represent the correction of an insignificant recordkeeping error.










              (this space intentionally left blank)

















                                  15

                                                                             Supplemental Schedule I
                                           US Airways, Inc.                              Page 1 of 2
                                         401(k) Savings Plan

                   Item 27a - Schedule of Assets Held for Investment Purposes
                   ----------------------------------------------------------

                                          December 31, 1998
Identity                Description                                   Current
of Issue               of Investment                 Cost              Value
--------               -------------                 ----             -------
Fidelity Magellan Fund*         Shares in registered        $234,021,864      $335,334,685
                                  investment company

US Airways Common Stock         Common stock of employer's   191,950,508       213,193,003
  Fund*                           parent company, US Airways
                                  Group, Inc., and short-
                                  term investments

Fidelity Equity                 Shares in registered         124,301,213       166,665,398
  Income Fund*                    investment company

Fidelity Spartan U.S.           Shares in registered          76,064,416       111,140,435
  Equity Index Portfolio*         investment company

Capital Growth Mix              Shares in registered          39,095,238        56,326,673
  Portfolio*                      investment companies

Fidelity Retirement             Shares in money               47,021,361        47,021,361
  Government Money                market fund
  Market Portfolio*

Neuberger & Berman              Shares in registered          19,816,541        18,627,942
  Guardian Trust                   investment companies

                                  (table continued on next page)

* Party in interest.

                                                 16



                                           US Airways, Inc.                              Page 2 of 2
                                         401(k) Savings Plan

                     Item 27a - Schedule of Assets Held for Investment Purposes
                     ----------------------------------------------------------
                                            (Continued)

                                          December 31, 1998
     Identity                     Description                                    Current
     of Issue                    of Investment                   Cost             Value
     --------                    -------------                   ----            -------
Moderation Mix Portfolio*       Shares in registered          12,620,418        16,367,503
                                  investment companies

Income Mix Portfolio*           Shares in registered           4,101,376         4,475,139
                                  investment companies

Participant Loans               Interest rates range                   -        34,694,947
                                  from 7% to 11% per annum

Fixed Income Fund*              Guaranteed Investment         39,820,570        39,820,570
                                  Contracts, interest rates
                                  range from 5.27% to 8.07%
                                  per annum

Putnam International            Shares in registered           1,534,099         1,610,797
  Growth A Fund                   investment companies

MAS Domestic Fixed Income       US Government securities      25,291,591        24,729,470
  Portfolio Institutional         and US investment grade
                                  fixed income securities

T. Rowe Price Small Cap         Shares in registered           2,594,794         2,782,269
  Stock Fund                      investment companies

                                                            ------------      ------------
     Total Investments                                      $818,233,989    $1,072,790,192
                                                            ============      ============
* Party in interest.
See accompanying Independent Auditors' Report.
                                                 17

                                                                            Supplemental Schedule II
                                           US Airways, Inc.
                                         401(k) Savings Plan

                           Item 27d - Schedule of Reportable Transactions
                           ----------------------------------------------

                                    Year Ended December 31, 1998

Aggregate transactions during the year ended December 31, 1998, with securities of the same issue, accounting for greater than five percent of the value of Plan assets at the beginning of the period were as follows:
                              Total       Number of       Total        Number        Realized
                            Purchases     Purchases       Sales       of Sales         Gain
                           ------------   ---------    ------------   --------      -----------
Fidelity Magellan Fund*    $118,205,061      252       $ 88,608,307       252       $ 8,624,325

Fidelity Equity              62,784,126      252         70,428,049       252         9,091,281
  Income Fund*

US Airways Common Stock     202,380,330      252        163,360,956       252        30,405,746
  Fund*

Fidelity Spartan U.S.        78,689,931      252         61,394,919       252         4,817,868
  Equity Index Portfolio*

Fidelity Retirement         122,284,285      256        117,706,998       252                 -
  Government Money
  Market Portfolio*

Fixed Income Fund*           68,497,914      255         64,819,159       251                 -

Fidelity Intermediate        19,642,302      235         41,283,661       223           184,860
  Bond Fund*

* Party in interest.
See accompanying Independent Auditors' Report.
                                                 18


                            Signature




     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                                      US Airways, Inc.
                                      401(k) Savings Plan




                                 By:  /s/ Anita P. Beier
                                      ----------------------
                                      Anita P. Beier
                                      Controller
                                      US Airways Group, Inc.

June 25, 1999
































                                19